Filed Pursuant to Rule 424(b)(2)
Registration No. 333-150767

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	per Share	Offering Price	Registration Fee(1)

Common Stock, no par value	13,340,000	$19.25	$256,795,000	$14,330

(1) Calculated in accordance with 457(r) under the Securities Act of 1933.

Prospectus supplement
(To Prospectus dated May 9, 2008)

11,600,000 shares

Common stock

We are offering 11,600,000 shares of our common stock, no par value per share. Our common stock is listed on the Nasdaq Global Select Market under the symbol “PVTB.” The last reported closing price of our common stock on May 13, 2009 was $19.95 per share.

Investing in our common stock involves risks.  See “Risk factors” beginning on page S-13 of this prospectus supplement.

Per Share		Total

Public offering price	$19.2500	$223,300,000
Underwriting fees	$0.9625	$11,165,000
Proceeds to PrivateBancorp, Inc. (before expenses)	$18.2875	$212,135,000

The underwriters also may purchase up to an additional 1,740,000 shares of our common stock within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver shares to purchasers on or about May 19, 2009.

J.P. Morgan

Sole Book-Running Manager

Robert W. Baird & Co.	William Blair & Company
Keefe, Bruyette & Woods	SunTrust Robinson Humphrey

The date of this prospectus supplement is May 13, 2009.

We include cross-references in this prospectus supplement to captions elsewhere in these materials where you can find further related discussions. The following table of contents tells you where to find these captions.

Prospectus supplement

i

About this prospectus supplement

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the heading “Where you can find more information.”

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement to “PrivateBancorp,” the “Company,” “we,” “us,” “our” or similar references mean PrivateBancorp, Inc. and its subsidiaries.

Generally, when we refer to this “prospectus supplement,” we are referring to both the prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference herein and therein unless the context suggests otherwise. If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. This prospectus supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this prospectus supplement and the accompanying prospectus and in the documents referred to in this prospectus supplement and the accompanying prospectus and which are made available to the public. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to purchase any of the securities described in this prospectus supplement and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

Cautionary statement regarding
forward-looking statements

Certain statements contained in this prospectus supplement, in the accompanying prospectus and in information incorporated by reference into this prospectus supplement and the accompanying prospectus that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements, which are based on certain assumptions and reflect our future plans, strategies and expectations, can generally be identified by the use of the words

“may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. These forward-looking statements include statements relating to our projected growth, anticipated future financial performance and management’s long-term performance goals. Forward-looking statements also include statements that anticipate the effects on our financial condition and results of operations from expected developments or events, such as the implementation of internal and external business and growth plans and strategies.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, and could be affected by many factors. Factors that could have a material adverse effect on our financial condition, results of operations and future prospects include, but are not limited to:

•	unforeseen difficulties and higher than expected costs associated with the continued implementation of our Strategic Growth Plan and our recent growth,
•	any need to continue to increase our allowance for loan losses,
•	unforeseen difficulties in integrating new hires,
•	inability to retain top management personnel,
•	insufficient liquidity or funding sources or our inability to obtain the funding necessary to fund our loan growth on terms that are acceptable to us,
•	the failure to obtain on terms acceptable to us, or at all, the capital necessary to maintain our regulatory capital ratios, or those of our subsidiary banks, above the “well-capitalized” threshold,
•	slower than anticipated growth of our business or unanticipated business declines, including as a result of continuing negative economic conditions,
•	fluctuations in market rates of interest and loan and deposit pricing in our market areas,
•	the effect of continued margin pressure on our earnings,
•	legislative or regulatory changes, particularly changes in the regulation of financial services companies and/or products and services offered by financial services companies,
•	unforeseen difficulties relating to the mergers and integrations of subsidiary banks,
•	further deterioration in asset quality,
•	any additional charges related to asset impairments,
•	adverse developments in our loan or investment portfolios,
•	failure to improve operating efficiencies through expense controls,
•	competition,
•	the possible dilutive effect of potential acquisitions, expansion or future capital raises, and
•	risks and other factors set forth under “Risk factors” in this prospectus supplement, in the accompanying prospectus, and in the documents incorporated by reference into this prospectus supplement.

Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results.

You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. We are not undertaking an obligation to update these forward-looking statements, even though our situation may change in the future, except as required under federal securities law. We qualify all of our forward-looking statements by these cautionary statements.

Summary information

This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our common stock. You should read this entire prospectus supplement and accompanying prospectus, including the “Risk factors” section and the documents incorporated by reference.

PrivateBancorp, Inc.

PrivateBancorp, through our PrivateBank subsidiaries (our “Banks”), provides customized business and personal financial services to middle-market commercial and commercial real estate companies, as well as business owners, executives, entrepreneurs and wealthy families. We seek to develop lifetime relationships with our clients. Through a team of highly qualified managing directors, our Banks deliver a sophisticated suite of tailored credit and non-credit solutions, including lending, treasury management, investment products, capital markets products and wealth management and trust services, to meet our clients’ commercial and personal needs. Since our inception in 1989, we have expanded into multiple geographic markets in the Midwest and Southeastern United States through the creation of new banks and banking offices and the acquisition of existing banks.

In the fourth quarter of 2007, we announced the implementation of our Strategic Growth Plan (“our Plan” or “the Plan”). We implemented our Plan to take advantage of the disruption in the Chicago middle-market commercial banking market caused by the announcement of the sale of LaSalle Bank, N.A. to Bank of America, N.A., and, as a result, seize an opportunity to expand our lines of business, product offerings and reach within our current markets as well as in select new markets, with the goal of exceeding our historical growth rate, diversifying our business and acquiring new middle-market clients. As a part of implementing our Plan, we recruited Larry D. Richman, a long-time Chicago banking executive and former chief executive officer of LaSalle Bank, as our President and Chief Executive Officer in late 2007, and hired a significant number of talented, experienced middle-market commercial bankers and other personnel, thereby substantially increasing the size and scope of our organization. In July 2008, Norman R. Bobins, who retired in 2007 as chairman, chief executive officer and president of LaSalle Bank, was appointed to our Board of Directors and was named Chairman of the Board of The PrivateBank and Trust Company (“The PrivateBank—Chicago”), one of our bank subsidiaries. Ralph B. Mandell, the co-founder of the Company and the former CEO to Mr. Richman, became our Executive Chairman when we launched the Plan and supports Mr. Richman in his execution of the Plan. We believe the combination of Messrs. Richman, Mandell and Bobins, three venerable Chicago bankers, contributes substantial banking know-how and commercial relationships to our organization.

Since launching the Plan, we have managed our company along five lines of business—Illinois Commercial and Specialty Banking, National Commercial Banking, Commercial Real Estate, PrivateClients individual and business banking and The PrivateWealth Group. We have hired 155 Managing Directors since the third quarter of 2007, including 103 in 2008, to serve a growing client base and deliver enhanced products and services. We also expanded into new geographies including opening business development offices in Cleveland, Denver, Des Moines and Minneapolis. As of March 31, 2009, we had 23 offices located in the Atlanta, Chicago, Cleveland, Denver, Des Moines, Detroit, Kansas City, Milwaukee, Minneapolis and St. Louis metropolitan areas. With the primary phase of the Plan largely complete, we have embarked on a second, longer-term phase of the Plan, which we expect will guide our corporate planning and decision making over the next three to five years. The second phase focuses on execution and, in particular, driving profitability with a focus on improving our operating leverage through continued organic growth and through acquisitions as strategic opportunities arise.

Overview of recent financial performance

During the first quarter of 2009, we continued to see strong net revenue growth as a result of the execution of the Plan, driven by our organic balance sheet growth. We have begun to achieve the operating leverage (net revenue less operating expense) that we expected in the Plan, and this is reflected in the following specific first quarter 2009 results:

•	diluted earnings per share of $0.14 compared to diluted loss per share of $0.34 for first quarter of 2008
•	net revenue during the first quarter 2009 grew 94% over first quarter 2008,
•	efficiency ratio improved to 65.8% in the first quarter 2009 from 94.4% in the first quarter 2008,
•	loans grew by 6% from the fourth quarter of 2008, and
•	client deposits grew by 15% from the fourth quarter of 2008.

Balance sheet growth. Total loans increased $446.8 million to $8.5 billion at March 31, 2009, from $8.0 billion at December 31, 2008. Commercial loans, including commercial and industrial and owner-occupied commercial real estate loans, increased to 52% of our total loans at the end of the first quarter 2009 from 49% of total loans at December 31, 2008. Commercial real estate loans decreased to 28% of total loans at the end of the first quarter 2009, compared to 30% of our total loans at the end of 2008. We continue to achieve further loan diversification, which we sought through the implementation of the Plan.

Total deposits were $7.8 billion at March 31, 2009, compared to $8.0 billion at December 31, 2008. Client deposits increased to $6.9 billion at March 31, 2009, from $6.0 billion at December 31, 2008. Client deposits at March 31, 2009, include $865.7 million in client CDARS® (jumbo FDIC-insured client deposits). Brokered deposits (excluding client CDARS) decreased to 11% of total deposits in the first quarter 2009, from 26% of total deposits as of March 31, 2008, and 25% of total deposits at the end of 2008.

Operating leverage. Net revenue, on a tax equivalent basis, grew 94% over the first quarter 2008 to $88.3 million from $45.5 million in the first quarter 2008. This increase was driven by stronger net interest income and non-interest income. Net interest income totaled $63.9 million in the first quarter 2009, compared to $36.0 million in the first quarter 2008, an increase of 78%. Net interest margin (on a tax equivalent basis) was 2.68%, compared to 2.88% for the first quarter 2008.

Non-interest income was $23.6 million in the first quarter of 2009 compared to $8.5 million in the first quarter of 2008. Non-interest income, excluding securities gains and losses, was $22.8 million in the first quarter 2009, an increase of 196% from $7.7 million in the first quarter 2008. Capital markets income grew to $11.2 million, compared with $391,000 in the first quarter 2008, as the Capital Markets Group had just been formed. Mortgage banking income increased to $2.2 million in the first quarter 2009, compared to $1.5 million in the first quarter 2008, primarily related to refinancing activity from more favorable interest rates. Treasury management income was $1.6 million in the first quarter 2009 up from $184,000 in the first quarter 2008 primarily due to the rollout of new products and services. Banking and other services income increased to $3.6 million in the first quarter 2009, compared to $746,000 in the first quarter 2008, due to an increase in letter of credit fees and transaction-related fees.

Non-interest expense was $58.1 million in the first quarter 2009, compared to $42.9 million in the first quarter 2008. The increase is primarily related to higher salaries and employee benefits expense, insurance costs, net occupancy expense and professional fees.

Credit quality. The credit markets remain challenging, and we continue to make credit oversight decisions and monitoring a key priority. The first quarter 2009 provision for loan losses was $17.8 million, compared to $17.1 million in the first quarter 2008. The allowance for loan losses as a percentage of total loans was 1.50% at March 31, 2009, compared with 1.40% at December 31, 2008. Gross charge-offs during the first quarter 2009 were $7.0 million, offset by recoveries of $3.6 million. We had $191.6 million in total non-performing assets at March 31, 2009, compared to $155.7 million at December 31, 2008, reflecting a weakening credit environment. Non-performing assets to total assets were 1.85% at March 31, 2009, compared to 1.55% at December 31, 2008.

The financial information discussed above for the first quarter of 2009 should be read in conjunction with the more detailed information contained under “Summary consolidated financial data” in this prospectus supplement and in our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2009, which are incorporated by reference herein. See “Where you can find more information” in this prospectus supplement.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “PVTB.” Our principal executive offices are located at 120 South LaSalle Street, Chicago, Illinois 60603. Our telephone number is 312-564-2000. Our internet address is www.theprivatebank.com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus supplement.

The offering

Common stock offered by PrivateBancorp, Inc.	11,600,000 shares

Common stock outstanding after the offering	45,302,000 shares

Use of proceeds	To further capitalize our Banks in order to support continued growth pursuant to our Plan and for working capital and other general corporate purposes.

Nasdaq Global Select Market symbol	“PVTB”

Risk factors	See “Risk factors” below and other information incorporated by reference in this prospectus supplement for a discussion of risks involved in an investment in shares of our common stock.

The above information regarding shares outstanding after the offering is based on the number of shares of common stock outstanding as of March 31, 2009. The number of shares outstanding excludes shares of common stock available or reserved for issuance pursuant to the exercise or settlement of equity-based awards under our incentive plans and shares reserved for issuance upon conversion of outstanding preferred securities or exercise of outstanding warrants. As of March 31, 2009, there were (i) 5,562,921 shares of our common stock reserved for issuance upon the exercise of currently outstanding options with a weighted average price of $29.42; (ii) 3,731,361 shares available for future issuance under our incentive compensation plans; (iii) 32,917 shares reserved for issuance under our deferred compensation plan; (iv) 1,951,037 shares of our common stock reserved for issuance upon conversion of outstanding Series A Junior Nonvoting Preferred Stock; and (v) 1,290,026 shares reserved for issuance upon exercise of a warrant held by the U.S. Department of the Treasury (the “U.S. Treasury”) at an exercise price of $28.35 per share.

Additionally, unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase up to 1,740,000 additional shares of common stock to cover over-allotments, if any. Certain affiliates of GTCR Golder Rauner II, L.L.C. (“GTCR”) that are entitled to exercise existing preemptive rights have elected to waive such rights with respect to this offering.

As described in our definitive proxy statement for our 2009 annual meeting of stockholders, our stockholders will be presented with proposals to amend our charter in order to allow GTCR to convert its shares of preferred stock into shares of non-voting common stock. GTCR will be entitled to the same number of shares of common stock upon conversion of non-voting common stock as it would upon conversion of its presently outstanding preferred stock. Converting GTCR’s ownership of its preferred stock into non-voting common stock would improve our ratio of tangible common equity to tangible assets to approximately 5.14% as of March 31, 2009, on a pro forma basis as if the conversion had been effected on March 31, 2009 and without giving effect to the offering described in this prospectus supplement.

Summary consolidated financial data

The summary consolidated financial data presented below as of, or for each of the years in the three-year period ended December 31, 2008, are derived from our audited historical consolidated financial statements which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The summary consolidated financial data as of and for the three months ended March 31, 2009 and March 31, 2008 are derived from our unaudited consolidated financial statements. Certain amounts for the periods ended December 31, 2008 and 2007 and March 31, 2008 have been retrospectively adjusted to reflect the adoption of FASB Staff Position (“FSP”) APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement).” In addition, earnings per share data for all periods presented have been retrospectively adjusted to reflect the adoption of FSP EITF 03-06-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities”, and all periods presented reflect the retrospective presentation requirements of FASB Statement No. 160 (“SFAS No. 160”), “Noncontrolling Interests in Consolidated Financial Statements — an Amendment of APB No. 51.” See “Impact of Retrospective Application of FSP APB 14-1, SFAS No. 160 and FSP EITF 03-06-1” beginning on page S-12. As a result of this retrospective application, financial information presented as of, and for the years ended, December 31, 2008 and 2007 is being presented as unaudited.

The summary information included below should be read in conjunction with the detailed information, including our audited historical consolidated financial statements, included in our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2009. See “Where you can find more information.” Results for past periods are not necessarily indicative of results that may be expected for any future period, and results for the three-month period ended March 31, 2009 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2009.

	As of, and for the
(Dollars in thousands,	Three Months Ended, March 31,		As of, and for the Year Ended, December 31,
except per share data)	2009	2008	2008	2007	2006(1)

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Statement of Income Data:
Interest income:
Loans, including fees	$92,944	$76,113	$367,104	$282,979	$228,816
Securities	16,398	6,530	37,134	23,934	27,773
Federal funds sold and other short-term investments	288	246	1,145	1,011	722

Total interest income	$109,630	$82,889	$405,383	$307,924	$257,311

(footnotes begin on page S-11)

	As of, and for the
(Dollars in thousands,	Three Months Ended, March 31,		As of, and for the Year Ended, December 31,
except per share data)	2009	2008	2008	2007	2006(1)

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Interest expense:
Interest-bearing deposits	$399	$422	$1,515	$1,959	$1,744
Savings deposits and money market accounts	6,564	13,221	48,880	68,446	55,193
Brokered and other time deposits	26,884	26,358	126,316	83,640	65,474
Borrowings	11,903	6,931	38,277	26,841	17,426

Total interest expense	45,750	46,932	214,988	180,886	139,837

Net interest income	63,880	35,957	190,395	127,038	117,474
Provision for loan losses	17,805	17,133	189,579	16,934	6,836

Net interest income after provision for loan losses	$46,075	$18,824	$816	$110,104	$110,638

Non-interest income:
The PrivateWealth Group	$3,794	$4,419	$16,968	$16,188	$13,855
Mortgage banking income	2,175	1,530	4,158	4,528	3,339
Capital markets products	11,233	391	11,049	—	—
Treasury management	1,605	184	2,369	950	995
Other income	3,983	1,178	6,262	4,260	5,347
Net securities gains (losses)	772	814	510	348	(374)

Total non-interest income	$23,562	$8,516	$41,316	$26,274	$23,162

Non-interest expense:
Salaries and employee benefits	$35,121	$27,749	$116,678	$71,219	$43,930
Net occupancy expense	6,041	3,845	17,098	13,204	9,755
Technology and related costs	1,632	1,220	5,576	4,206	3,316
Marketing	1,842	2,828	10,395	6,099	4,291
Professional services	4,260	2,311	16,450	11,876	6,813
Investment manager expenses	609	968	3,299	3,432	2,665
Net foreclosed property expenses	444	558	6,217	2,229	8
Amortization of intangibles	329	234	1,164	966	628
Insurance	3,832	870	7,408	1,937	1,319
Other operating expenses	3,947	2,349	11,840	7,241	6,341

Total non-interest expense	$58,057	$42,932	$196,125	$122,409	$79,066

(footnotes begin on page S-11)

	As of, and for the
(Dollars in thousands,	Three Months Ended, March 31,		As of, and for the Year Ended, December 31,
except per share data)	2009	2008	2008	2007	2006(1)

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Income (loss) before income taxes	$11,580	$(15,592)	$(153,993)	$13,969	$54,734

Income tax provision (benefit)	4,409	(6,502)	(61,357)	2,471	16,558

Net income (loss)	7,171	(9,090)	(92,636)	11,498	38,176

Net income available to noncontrolling interests in subsidiaries	60	68	309	363	330

Net income (loss) attributable to controlling interests	7,111	(9,158)	(92,945)	11,135	37,846

Preferred stock dividends	2,270	107	546	107	—

Net income (loss) available to common stockholders	$4,841	$(9,265)	$(93,491)	$11,028	$37,846

Per Share Data:
Basic earnings per share	$0.15	$(0.34)	$(3.16)	$0.50	$1.79
Diluted earnings per share	0.14	(0.34)	(3.16)	0.49	1.74
Dividends	0.01	0.075	0.30	0.30	0.24
Book value (at end of period)	16.96	16.01	16.31	16.42	13.83
Financial Condition Data (at end of Period):
Total securities(2)	$1,413,279	$588,955	$1,452,777	$538,730	$496,782
Total loans	8,483,641	5,136,066	8,036,807	4,177,795	3,499,988
Total assets	10,375,714	6,013,058	10,040,537	4,989,473	4,264,424
Total deposits	7,816,588	5,014,466	7,996,456	3,761,138	3,551,013
Total borrowings	1,545,259	458,659	1,273,558	660,003	382,766
Total stockholders’ equity	866,228	494,229	605,566	501,972	297,124
Wealth management assets under management	3,164,158	3,314,461	3,261,061	3,361,171	2,902,205
Statements of Income Data:
Net interest income	$63,880	$35,957	$190,395	$127,038	$117,474
Net revenue(3)(4)	88,288	45,499	235,568	157,586	145,207
Income (loss) before taxes	11,580	(15,592)	(153,993)	13,969	54,734
Net income (loss) available to common stockholders	4,841	(9,265)	(93,491)	11,028	37,846

(footnotes begin on page S-11)

	As of, and for the
(Dollars in thousands,	Three Months Ended, March 31,		As of, and for the Year Ended, December 31,
except per share data)	2009	2008	2008	2007	2006(1)

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Financial Ratios and Other Data:
Performance Ratios:
Net interest margin(4)(5)	2.68%	2.88%	2.73%	3.14%	3.46%
Net interest spread(4)(6)	2.39	2.41	2.35	2.69	3.01
Non-interest income to average assets	0.95	0.63	0.55	0.59	0.63
Non-interest expense to average assets	2.34	3.18	2.63	2.75	2.14
Net overhead ratio(7)	1.39	2.55	2.08	2.16	1.51
Efficiency ratio(4)(8)	65.76	94.36	83.26	77.68	54.45
Return on average assets(9)	0.29	(0.68)	(1.25)	0.25	1.02
Return on average common equity(10)	3.48	(8.99)	(18.71)	3.50	15.45
Fee revenue to total revenue(11)	26.29	17.64	17.65	16.95	16.65
Asset Quality Ratios:
Non-performing loans to total loans	1.92%	0.91%	1.64%	0.93%	0.25%
Non-accrual loans to total loans	1.92	0.91	1.64	0.93	0.11
Allowance for loan losses as a percentage of:
total loans	1.50	1.21	1.40	1.17	1.09
non-performing loans	78	133	85	125	n/m
Net charge-offs to average total loans	0.17	0.35	2.00	0.17	0.03
Non-performing assets to total assets	1.85	1.10	1.55	0.97	0.23
Balance Sheet Ratios:
Loans to deposits	108.5%	102.4%	100.5%	111.1%	98.6%
Average interest-earning assets to average interest-bearing liabilities	115.1	113.0	112.8	110.4	111.5

(footnotes begin on page S-11)

	As of, and for the
(Dollars in thousands,	Three Months Ended, March 31,		As of, and for the Year Ended, December 31,
except per share data)	2009	2008	2008	2007	2006(1)

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Capital Ratios:
Average total equity to average assets	7.81%	8.49%	7.41%	7.16%	6.63%
Total capital to risk-weighted assets	12.63	11.56	10.32	14.23	10.36
Tier 1 capital to risk-weighted assets	10.13	9.02	7.24	11.42	8.06
Tier 1 leverage ratio	9.79	9.15	7.17	10.96	7.51
Tangible common equity to tangible assets(12)	4.58	5.98	4.49	7.39	4.73

(1)	Financial results of The PrivateBank—Georgia in 2006 are from the date of acquisition, December 13, 2006.

(2)	For all periods, our debt securities portfolio was classified “available-for-sale.” FHLB stock is an equity investment that is also included in the “Total securities” line.

(3)	The sum of net interest income, on a tax equivalent basis, plus non-interest income.

(4)	We adjust net interest income and any ratios or metrics that include net interest income as a component, such as for example, net interest margin, to a fully tax equivalent basis to more appropriately compare the returns on certain tax-exempt loans and securities to those on taxable interest-earning assets. Although we believe that these non-GAAP financial measures enhance investors’ understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The reconciliation of such adjustment is presented in the following table.

	Reconciliation of Net Interest Income to
	Net Interest Income on a Tax Equivalent Basis
	For the Three
	Months Ended		For the Year Ended
	March 31,		December 31,
(In thousands)	2009	2008	2008	2007	2006

Net interest income	$63,880	$35,957	$190,395	$127,038	$117,474
Tax equivalent adjustment	846	1,026	3,857	4,274	4,571

Net interest income, tax equivalent basis	$64,726	$36,983	$194,252	$131,312	$122,045

(5)	Net interest income on a tax equivalent basis divided by average interest-earning assets.

(6)	Tax equivalent yield on average interest-earning assets less rate on average interest-bearing liabilities.

(7)	Non-interest expense less non-interest income divided by average total assets.

(8)	Non-interest expense divided by the sum of net interest income, on a tax-equivalent basis, plus non-interest income.

(9)	Net income divided by average total assets.

(10)	Net income divided by average common equity.

(11)	Non-interest income less net securities gains as a percentage of the sum of net interest income and non-interest income less net securities gains.

(12)	Tangible common equity equals total equity less preferred stock, goodwill and other intangible assets, and tangible assets equals total assets less goodwill and other intangible assets.

Impact of Retrospective Application of FSP APB 14-1, SFAS No. 160 and FSP EITF 03-06-1

The following tables present the impact of accounting standards adopted during the first quarter of 2009. For a discussion of FSP APB 14-1, SFAS No. 160 and FSP EITF 03-06-1, see Note 2, New Accounting Standards, to our unaudited financial statements contained in our Form 10-Q for the quarterly period ended March 31, 2009.

		Impact of
		Retrospective		Adjusted
	As Reported	Adoption of		Balance
	December 31,	New Accounting		December 31,
	2007	Standards		2007

Total assets	$4,990,205	$(732)		$4,989,473
Total liabilities	4,489,412	(1,911	)(1)	4,487,501
Total stockholders’ equity	500,793	1,179	(1)	501,972
Total interest expense	179,802	1,084		180,886
Income (loss) before income taxes	14,690	(721	)(1)	13,969
Income tax provision (benefit)	2,883	(412)		2,471
Net income (loss)	11,807	(309	)(1)	11,498
Diluted earnings per share	$0.53	$(0.04	)(2)	$0.49

		Impact of
		Retrospective		Adjusted
	As Reported	Adoption of		Balance
	December 31,	New Accounting		December 31,
	2008	Standards		2008

Total assets	$10,040,742	$(205)		$10,040,537
Total liabilities	9,435,510	(539	)(1)	9,434,971
Total stockholders’ equity	605,232	334	(1)	605,566
Total interest expense	213,626	1,362		214,988
Income (loss) before income taxes	(152,940)	(1,053	)(1)	(153,993)
Income tax provision (benefit)	(60,839)	(518)		(61,357)
Net income (loss)	(92,101)	(535	)(1)	(92,636)
Diluted earnings per share	$(3.13)	$(0.03)		$(3.16)

(1)	Balances have been adjusted to reflect SFAS No. 160 adoption. The adjustment attributable to noncontrolling interest between liabilities and stockholders’ equity was $33,000 for December 31, 2007 and December 31, 2008. The adjustment to income (loss) before income taxes and net income (loss) was $363,000 and $309,000 for December 31, 2007 and December 31, 2008, respectively.

(2)	Includes $(0.01) adjustment to reflect FSP EITF 03-06-1 adoption.

Risk factors

Our business, financial condition and results of operations are subject to various risks, including those discussed below, which may affect the value of our securities. The risks discussed below are those that we believe are the most significant risks, although additional risks not presently known to us or that we currently deem less significant may also adversely affect our business, financial condition and results of operations, perhaps materially. Before making a decision to invest in our common stock, you should carefully consider the risks and uncertainties described below, together with all of the other information included or incorporated by reference in this prospectus supplement.

Risks related to our business

We may not be able to implement aspects of our Strategic Growth Plan.

In the fourth quarter of 2007, we announced the implementation of our Plan, which included the hiring of our new President and CEO, Larry D. Richman, in November 2007, as well as the hiring of a significant number of senior commercial bankers and other employees, in late 2007 and through 2008, which significantly expanded the size and scope of the Company, particularly in our Chicago offices. Our growth strategy contemplates continued substantial organic growth, including the further expansion of our business and operations. We may also continue the hiring of additional personnel, although at a slower pace than during 2008, as we look to add new and enhanced product lines and services and possibly establish additional banking offices in our existing or in new metropolitan markets in the United States. Implementing our growth strategy depends in part on our ability to successfully identify and capture new business, clients, market share and potential acquisition opportunities in both our existing and new markets. To successfully grow our business, we must also be able to correctly identify and capture profitable client relationships and generate enough additional revenue to offset the compensation and other operating costs associated with the expansion in the size and scope of the Company. Moreover, as we open new offices we must be able to attract the necessary relationships to make these new offices cost-effective.

It is also likely that the costs associated with continued future expansion, including compensation-related expenses, will continue to have an adverse effect on our earnings per share while we continue to implement our growth strategy. To the extent we hire new banking officers or open new banking or business development offices, our level of reported net income, return on average equity and return on average assets will be affected by overhead expenses associated with such hiring and operation, or start-up costs, and the related profitability will also depend on the time lag associated with new banking relationships, originating loans, and building core deposits, as well as the increase in our allowance for loan losses that typically occurs as we grow our loan portfolio. We are likely to experience the effects of higher expenses relative to operating income from any new operation and the expansion of our employee base. These expenses may be higher than we expected, and it may take longer than expected for new hires and new offices to reach profitability, if at all. In addition, we cannot be sure that we will be able to identify suitable opportunities for further growth and expansion, or that if we do, that we will be able to successfully integrate these new operations into our business. If we are unable to effectively implement our growth strategies, our business may be adversely affected.

Our growth and expansion may strain our ability to manage our operations and our financial resources, and we are subject to risks inherent in rapid growth.

Our financial performance and profitability depend on our ability to continue to execute our Plan. Our expected continued growth, however, may present operating and other challenges that could adversely affect our business, financial condition, results of operations and cash flows.

Our growth will place a strain on our infrastructure, including administrative, operational and financial resources, and increased demands on our systems and controls. Accordingly, our growth will require continued enhancements to, and expansion of, our operating and financial systems and controls and may strain or significantly challenge them. The process of integrating our new personnel, as well as consolidating the businesses and implementing the strategic integration of any acquired or newly-established banking offices and businesses with our existing business, may take a significant amount of time. It may also place additional strain on our existing personnel and resources and require us to incur substantial expenses.

We have rapidly grown in size since the inception of our Plan, and we may not be able to manage our growth, effectively integrate any businesses that we acquire or establish , or effectively enhance our infrastructure in order to be able to support our continued and anticipated growth. In order to continue to grow, we will also need to hire additional qualified personnel, and we may not be successful in attracting, integrating and retaining such personnel.

In addition, due to our rapid growth, a large portion of the loans in our loan portfolio were originated recently. In general, because loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a portfolio of more mature loans will usually behave more predictably than a newer portfolio, such as ours. As a result, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If chargeoffs in future periods increase and/or we are required to increase our provision for loan losses, our earnings and possibly our capital will be adversely affected.

Our owner-occupied commercial real estate, construction, and other commercial real estate loans often involve loans with large principal amounts, and repayment of these loans may be dependent on factors outside our control and the control of our borrowers, which may subject these loans to a higher degree of credit risk.

At March 31, 2009, our owner-occupied commercial real estate, construction and other commercial real estate loans totaled $872.7 million, $838.0 million and $2.3 billion, respectively, or 10%, 10% and 28%, respectively, of our total loan portfolio. The repayment of these loans generally is dependent, in large part, on the successful operation of a business occupying the property, the cost and time frame of constructing or improving a property, the availability of permanent financing, or the successful sale or leasing of the property. These loans are often more adversely affected by general conditions in the real estate markets or in the local economy where the borrower’s business is located. In addition, the relatively long loan maturities of these loans, the borrower’s inability to use funds generated by a project to service a loan until a project is completed, and the more pronounced risk to interest rate movements and the real estate market that these borrowers face while a project is being completed or seeking a buyer, make these loans more vulnerable to risk of repayment. For example, many construction and commercial real estate loan principal payments are not fully amortized over the loan period, but have balloon payments due at maturity, and a borrower’s ability to make such balloon payment may depend on its ability to either refinance the loan or complete a timely sale of the underlying property, which will likely be more difficult in an environment of declining property values and/or increasing interest rates. In addition, on a non-owner occupied commercial loan property, if the cash flow from a borrower’s project is reduced due to leases not being obtained or renewed, that borrower’s ability to repay the loan may be impaired. As such, if general economic conditions negatively impact these businesses, our results of operations and financial condition may be adversely affected.

Our allowance for loan losses may be insufficient to absorb losses in our loan portfolio.

Lending money is a substantial part of our business. Every loan we make carries a certain risk of non-payment. This risk is affected by, among other things:

•	the credit risks posed by the particular borrower;

•	changes in economic and industry conditions;

•	the duration of the loan; and

•	in the case of a collateralized loan, the changes and uncertainties as to the future value of the collateral.

We maintain an allowance for loan losses that we believe is sufficient to absorb credit losses inherent in our loan portfolio. The allowance for loan losses represents our estimate of probable losses in the portfolio at each balance sheet date. The allowance contains provisions for probable losses that have been identified relating to specific borrowing relationships, as well as probable losses inherent in the loan portfolio and credit undertakings that are not specifically identified.

As a percentage of total loans, the allowance was 1.50% at March 31, 2009. Over the past year, we increased our allowance as a percentage of total loans based on management’s analysis of our credit quality, including a significant increase in non-performing loans, and other factors. Our regulators review the adequacy of our allowance and, through the examination process, have authority to compel us to increase our allowance even if we believe it is adequate. We cannot predict whether our regulators will compel us to increase our allowance. Although we believe our loan loss allowance is adequate to absorb probable and reasonably estimable losses in our loan portfolio, the allowance may not be adequate. If our actual loan losses exceed the amount that is anticipated, our results of operations and financial condition could be materially adversely affected.

We must be able to successfully integrate our new hires and maintain a cohesive culture in order for our management team to be effective.

Since September 30, 2007, we have hired a substantial number of senior commercial banking officers and other professionals as we have implemented our Plan. We must also be able to continue to integrate these new hires and retain existing staff in order to successfully build a cohesive management team to fully realize the goals of our Plan. The inability to manage the social and cultural issues involved in this integration could adversely affect our ability to successfully realign and grow our business as anticipated, and could cause us to incur additional cost and expense as a result of management’s time and focus being diverted toward resolving any such issues.

The loss of key managing directors may adversely affect our operations.

We are a relationship-driven organization. Our growth and development to date have resulted in large part from the efforts of our managing directors who have primary contact with our clients and are extremely important in maintaining personalized relationships with our client base, which is a key aspect of our business strategy and in increasing our market presence. The loss of one or more of these key employees could have a material adverse effect on our operations if remaining managing directors are not successful in retaining client relationships of a departing managing director. See also “Risk factors — Our participation in the U.S. Treasury’s Capital Purchase Program subjects us to certain restrictions” below.

We have entered into employment contracts with Ralph B. Mandell, our Chairman, Larry D. Richman, our President and Chief Executive Officer, and numerous executive officers and managing directors. Despite these agreements, there can be no assurance that any of these individuals will decide to remain employed by us or that our business will be protected by various covenants not to compete or covenants not to solicit our clients that are contained in these agreements.

We may not be able to access sufficient and cost-effective sources of liquidity necessary to fund our anticipated balance sheet growth.

We depend on access to a variety of funding sources, including deposits, to provide sufficient liquidity to meet our commitments and business needs and to accommodate the transaction and cash management needs of our clients, including funding our loan growth. Currently, our primary sources of liquidity are our clients’ deposits, as well as brokered deposits, federal funds borrowings, the Federal Reserve Bank Discount Window, Federal Home Loan Bank advances, proceeds from the sale of investment securities, proceeds from the sale of additional equity or trust preferred securities and subordinated debt, and amounts available under our credit facility (which consists of a $20 million revolving loan and a $120 million subordinated term loan).

Our Plan anticipates continued loan growth, especially in commercial loans. To the extent our deposit growth is not commensurate with our loan growth, we may not be able to fund this growth, or may need to access alternative, more expensive funding sources, including increasing our reliance on brokered deposits. Addressing these funding needs will be even more challenging if the amount of brokered deposits we utilize approaches our internal policy limits or if the Federal Home Loan Bank, in response to current U.S. financial conditions, places more stringent requirements on a financial institution’s ability to borrow funds. Likewise, the federal funds market, which is an important short-term liquidity source for us, has experienced a high degree of volatility and disruption since the second quarter of 2008. In the fourth quarter of 2008 and the first quarter of 2009 we experienced a significant increase in client deposits that has allowed us to reduce our reliance on wholesale funding sources for the time being. However, there can be no assurance that this level of client deposit growth will continue or that we will be able to maintain the lower reliance on wholesale deposits that we have experienced in the last two quarters. There is also no way to determine with any degree of certainty the reasons for the significant growth in our client deposits and hence whether these deposits are, in whole or in part, permanent or transitory. If the returns in the equity markets improve or FDIC insurance coverage is reduced, some of our client deposits could move to higher yielding investment alternatives, thus causing a reduction in our client deposits and increased reliance on wholesale funding sources. If in the future additional cost-effective funding is not available on terms satisfactory to us or at all, we may need to curtail our loan growth, which could adversely affect our results of operations and earnings.

Our holding company’s liquidity position is affected by the amount of cash and other liquid assets on hand, payment of interest and dividends on debt and equity instruments issued by the holding company, capital we inject into the Banks, redemption of debt issued by the holding company, proceeds we raise through the issuance of debt and equity instruments through the holding company, draws on existing credit facilities at the holding company level and dividends received from the Banks. Our future liquidity position may be adversely affected if in the future one or a combination of the following events occurs: the Banks report net losses or their earnings are weak relative to our holding company’s cashflow needs, we deem it advisable or are required by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) to use cash at the holding company to support loan growth of the Banks through downstream capital injections, or we have difficulty raising cash at the holding company level through the issuance of debt or equity instruments or accessing additional sources of credit. If we foresee that the holding company will lack liquidity, we may manage this risk by reducing the amount of capital we inject into the Banks, thus causing our loan growth to slow. This, in turn, could adversely affect our results of operations and earnings.

We may not be able to raise additional capital necessary to fund our growth and remain well-capitalized.

Our ability to raise additional capital to support our growth and meet minimum regulatory capital requirements at the holding company and at each of our bank subsidiaries is dependent on us being able to efficiently and cost-effectively access the capital markets. Accordingly, we must continue to be able to issue additional equity securities, trust preferred securities and/or debt when and in the amounts we deem necessary, and there must be ready purchasers of our securities willing to invest in us. However, events or circumstances in the capital markets generally that are beyond our control may adversely affect our capital costs, our ability to raise capital at any given time and the dilution consequences of any common equity raise we may undertake. For instance, the capital and credit markets continue to experience high levels of volatility and disruption. In certain cases, especially in the case of stocks of financial institutions, the markets have produced significant downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength or condition. If the recent market disruptions and volatility continue or worsen, we may experience an adverse effect on our business, including dilution of earnings per share and restrictions on our ability to access capital. Our inability to raise additional capital on terms satisfactory to us or at all may affect our ability to grow and would adversely affect our financial condition, results of operations and our compliance with regulatory capital ratios and those of our subsidiary banks.

We are subject to restrictive financial covenants under our senior credit facility that may limit our operational flexibility and opportunities for growth.

We have a senior credit facility consisting of a $20 million revolving credit line. At March 31, 2009, no amounts were drawn on this facility; however, we expect to draw on it from time to time as liquidity needs arise. Our senior credit facility contains certain restrictive covenants, including covenants that require us to maintain specified financial ratios and satisfy financial condition tests. Our requirement to comply with these ratios, tests and covenants may restrict or prohibit our ability to take actions that could benefit us and our stockholders, and could restrict our growth. Additionally, these ratios, tests and covenants could place us at a competitive disadvantage to our competitors who may not be subject to similar restrictions and may increase our vulnerability to sustained economic downturns and changing market conditions.

In the event we fail to comply with our restrictive debt covenants under our senior credit facility, we may not be able to obtain the necessary amendments or waivers, and our lenders could accelerate the payment of all outstanding amounts due under those arrangements.

Our ability to meet the financial ratios and tests contained in our senior credit facility and otherwise comply with our covenants may be affected by various events, including those that may be beyond our control. In addition to financial covenants pertaining to our consolidated net worth and capital ratios, our financial covenants require that, as of the end of each fiscal quarter:

•	our allowance for loan losses may not be less than 60% of our nonperforming assets (“Loan Loss Reserve Coverage Ratio”);

•	our total nonperforming assets may not be greater than 2.5% of total loans and other real estate owned (“NPA/Total Loans Ratio”); and

•	our ratio of investments in our subsidiaries to our total equity capital may not be greater than 1.50 to 1.00 (“Double Leverage Ratio”).

As of March 31, 2009, our Loan Loss Reserve Coverage Ratio, NPA/Total Loans Ratio and Double Leverage Ratio was 66.29%, 2.26% and 1.18 to 1.00, respectively. We may not be able to continue to meet these and other ratios, tests and covenants, and under the terms of our senior credit facility prior to its February 2009 amendment, we were not in compliance with our Loan Loss Reserve Coverage Ratio, NPA/Total Loans Ratio and Double Leverage Ratio at December 31, 2008. If we were to breach of any of these covenants, ratios, tests or restrictions, as applicable, in the future, it could result in an event of default, which would allow our lenders to declare all amounts outstanding to be immediately due and payable. If the lenders accelerate the payment of our indebtedness, we may not be able to repay in full the amounts then outstanding. Further, as a result of any breach and during any cure period or negotiations to resolve a breach or expected breach, our lenders may refuse to make further loans to us, which could affect our liquidity and results of operations.

In the event we breach a covenant in the future or we expect that a breach may occur, we would seek to obtain a waiver from our lenders or an amendment to our facility; however, we may not be successful in obtaining necessary waivers or amending our facility. Even if we are successful in obtaining waivers or entering into any such amendments, we could incur substantial costs in doing so, our borrowing costs could increase, and we may be subject to more restrictive covenants than the covenants under our existing facility. Any of the foregoing events could have a material adverse impact on our business and results of operations, and there can be no assurance that we would be able to obtain the necessary waivers or amendments on commercially reasonable terms, or at all.

We rely on the services of third parties to provide services that are integral to our operations.

We rely on third-party service providers to support our operations. In particular, in our wealth management business, we have not, in the past, provided investment management services directly through our own personnel. Rather, we have relied, and continue to rely, upon selected outside investment managers to provide investment advice and asset management services to our clients. We cannot be sure that we will be able to maintain these arrangements on favorable terms. Also, many of the investment managers with whom we work are affiliated with our competitors in the financial services field. We cannot be sure that our investment managers will continue to work with us in these arrangements or that our clients will continue to utilize the services of these investment managers through us, rather than directly from the investment management firms themselves. The loss of any of these outside investment managers may affect our ability to provide our clients with quality service or certain types of portfolio management without incurring the cost of replacing them. We also are dependent on third-party service providers for data processing and other information processing systems that support our day-to-day banking, investment, and trust activities and on third-party providers of products and services on a private label basis that are integral to our banking and wealth management relationships with our clients. Any disruption in the services provided by these third parties, or any reputational risk or damage they may suffer as a result of such disruptions, could have an adverse effect on our reputation, operations and our ability to meet our clients’ needs.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption, or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan, or other systems. We have policies and procedures expressly designed to prevent or limit the effect of a failure, interruption, or security breach of our systems. However, there can be no assurance that any such failures, interruptions, or security breaches will not occur or, if they do occur, that the impact will not be substantial, including damage to our reputation, a loss of customer business, additional regulatory scrutiny, or exposure to civil litigation and possible financial liability, any of which could have an adverse effect on our financial condition and results of operations.

Our accounting policies and methods are critical to how we report our financial condition and results of operations. They require management to make estimates about matters that are uncertain.

Accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with generally accepted accounting principles and fairly present our financial condition and results of operations.

Management has identified certain accounting policies as being critical because they require management’s judgment to ascertain the valuations of assets, liabilities, commitments and contingencies. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset, or reducing a liability. We have established detailed policies and control procedures that are intended to ensure these critical accounting estimates and judgments are well controlled and applied consistently. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. Because of the uncertainty surrounding our judgments and the estimates pertaining to these matters, we cannot guarantee that we will not be required to adjust accounting policies or restate prior period financial statements.

At December 31, 2008, we had $68.6 million of deferred tax assets. In assessing whether a valuation allowance against these deferred tax assets was needed at December 31, 2008, we considered a number of positive factors. These included the expectation of reversing taxable temporary differences in future periods, including the unrealized gain in our securities portfolio, and our expectation of generating a significant amount of taxable income over a relatively short time period. We also considered the negative evidence associated with generating a cumulative pre-tax loss for financial statement purposes, using a trailing three-year period for purposes of this cumulative assessment.

Although we believe we will have positive earnings in the near-term, it is also highly likely that in 2009 and into 2010, we will continue to be in a cumulative pre-tax loss for financial statement purposes, using a trailing three-year timeframe. This will continue to be negative evidence in the assessment of whether a deferred tax asset valuation allowance is needed. Our conclusion that it is more likely than not that our deferred tax asset will be realized is dependent on a number of factors, including our near-term earnings and taxable income projections. To the extent these or certain other assumptions change materially, we may need to establish a valuation allowance against all or part of the deferred tax asset, which would adversely affect our results of operations and capital levels and ratios.

In addition, even if we continue to conclude that a valuation allowance is not needed for GAAP, we could be required to disallow all or a portion of the net deferred tax asset for bank regulatory purposes. The assessment of whether the net deferred tax asset is disallowed, in whole or in part, for regulatory purposes is based on regulatory guidelines, which in some cases, are more restrictive than those of GAAP. Although a disallowed deferred tax asset for regulatory purposes would not impact our results of operations, it would reduce our regulatory capital ratios.

Goodwill is an intangible asset and is subject to periodic impairment analysis. Certain facts or circumstances may indicate impairment that may lead us to recording an expense to write down this asset.

We had $95.0 million in goodwill recorded on our consolidated balance sheet at December 31, 2008. Goodwill represents the excess of purchase price over the fair value of net assets acquired using the purchase method of accounting. Our goodwill was created as a result of several acquisitions we completed in prior years. Goodwill is tested at least annually for impairment or more often if events or circumstances indicate there may be impairment. If our stock price falls below our book value per share, this may signal a possible impairment of goodwill and we may need to undertake an impairment analysis before the end of 2009. Our impairment determination would rely on, among other factors, a discounted cash flow analysis based on internal financial forecasts. If the discounted cash flow analysis led us to a conclusion that the fair value was below its book value, it is more likely than not that we would incur an impairment charge for some or all of our goodwill.

PrivateBancorp relies on dividends from its subsidiaries for most of its revenues.

PrivateBancorp is a separate and distinct legal entity from its subsidiaries. It receives substantially all of its revenue from dividends from its subsidiaries. These dividends are the principal source of funds to pay dividends on its common stock and preferred stock issued to the U.S. Treasury under the TARP Capital Purchase Program (“CPP”) and interest and principal on its debt. Various federal and state laws and regulations limit the amount of dividends that the Banks and certain non-bank subsidiaries may pay to the holding company. In the event the Banks are unable to pay dividends to PrivateBancorp, it may not be able to service its debt, pay obligations or pay dividends on its common stock and preferred stock issued under the CPP. The inability to receive dividends from the Banks could have a material adverse effect on our business, financial condition and results of operations.

Any future sales of our shares of common or preferred stock will dilute your ownership interest in us, and may adversely affect the market price of our common stock.

We expect that we will need to raise additional capital to support our growth and, if warranted, to meet minimum regulatory capital requirements. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock or preferred stock (or the perception that such sales could occur), including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The issuance of additional common stock will further dilute the ownership interest of our existing common stockholders.

Risks related to our operating environment

Continued tightening of the credit markets and instability in the financial markets could adversely affect our industry, business and results of operations.

Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers including other financial institutions. This has resulted in less available credit, a lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity. A sustained period of instability in the financial markets and tight credit markets would materially and adversely affect our business, financial condition and results of operations. In this respect, and although the U.S. Treasury and the FDIC, among other agencies, have implemented programs to stabilize the U.S. economy, the effectiveness of these measures remains uncertain.

Weak economic conditions could have a material adverse effect on our financial condition and results of operations.

The U.S. economy has been in a prolonged and deep recession for the past several calendar quarters, thus the strength of the U.S. economy and the local economies in each of the markets where our banking offices are located has declined. A sustained period of negative economic growth or further deterioration in the national or local business or economic conditions could result in, among other things, a further deterioration of credit quality or a reduced demand for credit, including a resultant effect on our loan portfolio and allowance for loan losses. These factors could result in higher delinquencies and additional charge-offs in future periods especially given our exposure to commercial real estate lending, which would materially adversely affect our financial condition and results of operations. Continued, sustained weakness in business and economic conditions generally or in our markets specifically could have one or more of the following adverse impacts on our business:

•	a decrease in the demand for loans and other products and services offered by us;

•	a decrease in the value of our loans held for sale or other assets secured by consumer or commercial real estate; and

•	an increase in the number of clients and counterparties who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us.

An increase in the number of delinquencies, bankruptcies or defaults could result in a higher level of nonperforming assets, net charge-offs, provision for loan losses, and valuation adjustments on loans held for sale, which would materially adversely affect our financial condition and results of operations.

We may be adversely affected by interest rate changes.

Our operating results are largely dependent on our net interest income. Fluctuations in interest rates may significantly affect our net interest income, which is the difference between the interest income earned on earning assets, usually loans and investment securities, and the interest expense paid on deposits and borrowings. The interest rate environment over the last year has continued to compress our net interest margin. Over the long term, we expect our net interest margin to benefit during a rising rate environment and alternatively, if market rates continue to decrease, we expect our net interest margin to continue to decrease. We are unable to predict fluctuations in interest rates, which are affected by factors including: monetary policy of the Federal Reserve, inflation or deflation, recession, unemployment rates, money supply, domestic and foreign events, and instability in domestic and foreign financial markets.

Our investment portfolio also contains interest rate sensitive instruments that may be adversely affected by changes in interest rates or spreads caused by governmental monetary policies, domestic and international economic and political conditions, issuer or insurer credit deterioration and other factors beyond our control. A rise in interest rates or spread widening would reduce the net unrealized gains currently reflected in our investment portfolio, offset by our ability to earn higher rates of return on funds reinvested. Conversely, a decline in interest rates or spread compression would increase the net unrealized gains currently reflected in our investment portfolio, partially offset by lower rates of return on funds reinvested.

As a continuing part of our financial strategy, we attempt to manage the effect of fluctuations in market interest rates on our net interest income. This effort includes our asset/liability management policy, which sets guidelines for exposure to interest rate fluctuations, liquidity, loan limits as a percentage of funding sources, exposure to correspondent banks and brokers, and reliance on non-core deposits. Nonetheless, our asset/liability policy may not be able to prevent changes in interest rates from having a material adverse effect on our results of operations and financial condition.

Various factors could depress the price of and affect trading activity in our common stock.

The price of our common stock can fluctuate significantly in response to a variety of factors, including, but not limited to:

•	actual or anticipated variations in our quarterly results of operations;

•	earnings estimates and recommendations of securities analysts;

•	the performance and stock price of other companies that investors and analysts deem comparable to us;

•	the soundness or predicted soundness of other financial institutions;

•	news reports regarding trends and issues in the financial services industry;

•	actual or anticipated changes in the economy, the real estate markets, and interest rates;

•	our capital markets activities;

•	announcements of strategic developments, mergers, acquisitions and other material developments involving our peers;

•	delays in, or a failure to realize the anticipated benefits of, an acquisition;

•	changes in legislation or regulation impacting the financial services industry in particular, or publicly traded companies in general;

•	changes in economic policy of the U.S. Treasury and the Federal Reserve concerning management of the current financial crisis;

•	public statements by influential leaders in the U.S. government concerning the safety and soundness of the banking industry;

•	the public perception of the banking industry and its safety and soundness;

•	regulatory enforcement or other actions against PrivateBancorp or its affiliates; and

•	general market fluctuations.

Fluctuations in our stock price may make it more difficult for you to sell your shares of our common stock at an attractive price.

Risks related to the financial services industry

Our participation in the U.S. Treasury’s Capital Purchase Program subjects us to certain restrictions.

On January 30, 2009, we issued approximately $243.8 million of our senior preferred stock and warrants to purchase 1,290,026 shares of common stock at an exercise price of $28.35 per share to the U.S. Treasury under the CPP. Based on our participation in the CPP, we agreed to comply with its terms and conditions, which subjects us to certain restrictions, oversight and costs. For example, we may not without the consent of the U.S. Treasury increase our dividend above a rate of $0.075 per quarter or, subject to certain exceptions, engage in repurchases of our common stock or trust preferred securities for three years or, if earlier, the date on which all preferred stock issued to the U.S. Treasury has been redeemed or transferred by the U.S. Treasury. Our participation in the CPP also subjects us to additional executive compensation restrictions, which may adversely affect our ability to attract and retain highly-qualified senior executive officers. Additional executive compensation and corporate governance restrictions were also enacted on February 17, 2009 as part of The American Recovery and Reinvestment Act of 2009. These additional restrictions, which affect all banks participating in the CPP, may further negatively impact our ability to attract and retain senior executive officers. Furthermore, under the terms of the securities purchase agreement we entered into with the U.S. Treasury, the U.S. Treasury will be able to unilaterally amend the agreement to make it consistent with any subsequent statutory provisions implemented by Congress. If we fail to comply with the terms and conditions of the program or the securities purchase agreement, including any restrictions upon our use of the CPP proceeds, we could become subject to a regulatory enforcement action or legal proceedings brought by the U.S. government, which, in turn, would present significant reputational risks for us that could affect our ability to retain or attract new clients or investors (if and when we determine to raise additional capital) or both.

We cannot predict the impact on us of recently enacted or future legislation, in particular the Emergency Economic Stabilization Act of 2008, the American Recovery and Reinvestment Act of 2009, and their implementing regulations and other regulatory actions.

The programs established or to be established under the Emergency Economic Stabilization Act of 2008, including the CPP and the American Recovery and Reinvestment Act of 2009, have resulted in increased regulation of our industry. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

Similarly, programs established by the FDIC under the systemic risk exception to the Federal Deposit Insurance Act, whether we participate or not, may have an adverse effect on us. Our participation in the FDIC Temporary Liquidity Guarantee Program will require the payment of additional insurance premiums to the FDIC. The full impact on our business as a result of participating or not participating in any such programs, and the extent of our participation in such programs, cannot reliably be determined at this time.

Our ability to maintain a competitive advantage as a premier middle-market commercial bank is highly dependent on our reputation.

We believe clients and potential clients expect us to deliver superior, highly-personalized financial services with the highest standards of ethics, performance, professionalism and compliance. Accordingly, we are highly dependent on our reputation to attract and retain clients. Maintaining our reputation depends on successfully identifying and appropriately addressing issues that may arise in areas such as potential conflicts of interest, anti-money laundering, client personal information and privacy issues, record-keeping, regulatory investigations and any litigation that may arise from our failure or perceived failure to comply with legal and regulatory requirements. Damage to our reputation could undermine the confidence of current and potential clients in our ability to service them, which could extend to adversely affecting the confidence of our counterparties, business partners and stockholders, and ultimately affect our ability to manage our balance sheet or effect transactions.

The creditworthiness of other financial institutions as well as potential settlement and operational risks associated with transactions originated by our Capital Markets Group could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other banks. Banks are interrelated as a result of lending, clearing, counterparty and other relationships. As a result, defaults by, or even rumors or questions about, one or more banks, or the banking industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of the transactions engaged in by us and the Banks in the ordinary course of business, particularly in our Capital Markets Group, expose us to credit risk in the event of default of a counterparty or customer. In such instances, the collateral we hold may be insufficient to mitigate our losses, as we may be unable to realize or liquidate at prices sufficient to recover the full amount of our exposure. Such losses could have a material and adverse effect on our financial condition and results of operations.

Our Capital Markets Group offers an extensive range of over-the-counter interest rate and foreign exchange derivatives products, including but not limited to interest rate swaps, options on interest rate swaps, interest rate options (which include caps, floors and collars), foreign exchange forwards and options as well as cash products such as foreign exchange spot transactions. Although we structure these client-generated trading activities to mitigate our exposure to market risk, we also are exposed to other risks, the most significant of which include credit risk of our counterparties, operational risk and settlement risk, which may be most significant in foreign exchange transactions where timing differences between settlement centers can result in us paying our client and/or counterparty before actually receiving the funds. The exposure of our counterparties requires active monitoring of potential calls as well as liquidity management to ensure timely and cost efficient posting of collateral. Operational risk includes errors in execution of internal bank procedures and controls, which could expose us to financial and or reputation loss. A lapse or breakdown of these procedures or controls could significantly increase our exposure to counterparty credit risk and operational risk, which could result in a material loss to us. Also, our adoption of SFAS 157 — Fair Value Measurements requires the credit component embedded in the valuation of these derivatives to be included at fair value and disclosed as a Credit Valuation Adjustment (CVA). Any changes in CVA, such as the increase in the CVA valuation we recognized during the first quarter 2009, are passed through earnings.

While a CVA does not represent imminent realized and permanent erosion or accretion in the value of our derivatives portfolio unless and until the counterparty defaults, it may result in our earnings being more volatile.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. We compete for loans, deposits, wealth management and other financial services in our geographic markets with other commercial banks, thrifts, credit unions and brokerage firms operating in the markets we serve. Many of our competitors offer products and services which we do not, and many have substantially greater resources, name recognition and market presence that benefit them in attracting business. In addition, larger competitors may be able to price loans and deposits more aggressively than we do. Also, technological advances and the continued growth of internet-based banking and financial services have made it possible for non-depositary institutions to offer a variety of products and services competitive with certain areas of our business. As we have grown, we have become increasingly dependent on outside funding sources, including brokered deposits, where we face nationwide competition. Some of the financial institutions and financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on bank holding companies, federally insured, state-chartered banks, federal savings banks, and national banks. As a result, these nonbank competitors have certain advantages over us in accessing funding and in providing various products and services.

Our success in this competitive environment requires consistent investment of capital and human resources. This investment is directed at generating new products and services, and adapting existing products and services to the evolving standards and demands of our clients. Among other things, this helps us maintain a mix of products and services that keeps pace with our competitors and achieves acceptable margins, an important strategic goal. This investment also focuses on enhancing the delivery of our products and services in order to compete successfully for new clients or additional business from existing clients, and includes investment in technology. Falling behind our competition in any of these areas could adversely affect our business opportunities and growth, which, in turn, could have a material adverse effect on our financial condition and results of operations.

We are highly regulated and may be adversely affected by changes in banking laws, regulations, and regulatory practices, including the extraordinary actions being taken by the U.S. government in response to the recent financial crises.

We are subject to extensive regulation, supervision, and examination by the Federal Reserve and the FDIC. The Federal Reserve regulates the supply of money and credit in the United States. Its policies determine in large part the cost of funds for lending and investing and the return earned on those loans and investments, both of which affect our net interest margin. Additionally, the Banks are subject to extensive regulation, supervision and examination by various federal and state authorities and, as an affiliate of our subsidiary Banks, we are also subject, to some extent, to regulation by these authorities. These regulations affect in a comprehensive manner our entire business, including our lending practices, capital structure, investment practices, dividend policy and growth.

Changes in laws, regulations and regulatory practices affecting the financial services industry, and the effects of such changes, including the federal government’s response or lack of response to the ongoing financial crises affecting the banking system and financial markets, are difficult to predict and may have unintended consequences. New regulations or changes in the regulatory environment could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. These changes also can adversely affect borrowers, potentially increasing the risk that they may fail to repay their loans. Any failure on our part to comply with or adapt to changes in the regulatory environment could have a material adverse effect on our business, financial condition and results of operations.

Changes in accounting standards could materially affect how we report our financial results and condition.

From time to time, the Financial Accounting Standards Board and SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

Use of proceeds

We estimate that the net proceeds of this offering will be approximately $211,385,000 after deducting underwriting discounts and commissions and other estimated expenses of the offering. If the underwriters exercise their option in full to purchase additional shares to cover over-allotments, if any, the net proceeds of the offering will be approximately $243,205,250.

We intend to use the net proceeds of this offering, which will qualify as tangible common equity and Tier 1 capital, to further capitalize our Banks in order to support continued growth pursuant to our Plan and for working capital and other general corporate purposes.

Price range of common stock

Our common stock is listed on the Nasdaq Global Select Market under the symbol “PVTB.” The following table sets forth, for the periods indicated, the high and low intra-day sale prices per share of our common stock as reported on the Nasdaq Global Select Market.

	High	Low

Year ended December 31, 2007:
First quarter	$42.51	$34.22
Second quarter	36.88	26.64
Third quarter	37.49	25.41
Fourth quarter	34.79	25.86
Year ended December 31, 2008:
First quarter	$37.49	$28.06
Second quarter	38.74	29.82
Third quarter	49.50	20.41
Fourth quarter	42.50	25.54
Year ending December 31, 2009
First quarter	$33.00	$9.08
Second quarter (through May 13, 2009)	26.00	13.77

The last reported closing price for our common stock on May 13, 2009 was $19.95 per share. There were approximately 515 stockholders of record of our common stock as of May 8, 2009.

Dividend policy

Holders of our common stock are entitled to receive dividends that the board of directors may declare from time to time. We may only pay dividends out of funds that are legally available for that purpose. Because consolidated net income consists largely of the net income of our subsidiaries, dividend payments to stockholders are dependent upon our receipt of dividends from our subsidiaries. In addition, because of our participation in the CPP, prior to January 30, 2012, or the date on which the U.S. Treasury’s senior preferred stock investment has been fully redeemed or transferred, if earlier, we may not pay dividends on our common stock above $0.075 per share without the U.S. Treasury’s consent. In addition, we may not pay dividends on our common stock unless we have paid dividends on our outstanding preferred stock. See the section entitled “Supervision and regulation” in our Form 10-K, as amended, for the year ended December 31, 2008 for a discussion of regulatory and other restrictions on dividend declarations. Our dividend declaration is discretionary and will depend on our earnings and financial condition, regulatory limitations, tax considerations and other factors.

We have paid quarterly dividends on our common stock since the third quarter of 1995. While the board of directors expects to continue to declare dividends quarterly, there can be no assurance that we will continue to pay dividends at these levels or at all. The following table shows the history of per share cash dividends declared and paid on our common stock during the first quarter of 2009 and for each of 2008 and 2007.

Cash Dividends
Per Share

2007
First quarter	$0.075
Second quarter	0.075
Third quarter	0.075
Fourth quarter	0.075
2008
First quarter	$0.075
Second quarter	0.075
Third quarter	0.075
Fourth quarter	0.075
2009
First quarter	$0.010

Regulatory considerations

PrivateBancorp is registered as a bank holding company with the Federal Reserve pursuant to the Bank Holding Company Act of 1956, as amended, and we are subject to extensive regulation, supervision and examination by the Federal Reserve, which expects us to act as a source of strength to our insured subsidiaries. For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and specific information relevant to PrivateBancorp, please refer to our annual report on Form 10-K, as amended, for the fiscal year ended December 31, 2008, and our subsequent reports we file with the SEC that are incorporated by reference in this prospectus supplement. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance fund and not for the protection of security holders. As a result of this regulatory framework, our earnings are affected by actions of the Federal Reserve, the Federal Deposit Insurance Corporation, which insures the deposits of our banking subsidiaries within certain limits, and the SEC, which regulates the activities of certain subsidiaries engaged in the securities business.

Our bank subsidiaries also are subject to extensive regulation, supervision and examination by various federal and state authorities and, as an affiliate of our subsidiary banks, we are also subject, to some extent, to regulation by these authorities. Depository institutions, like our bank subsidiaries, are also affected by various federal laws, including those relating to consumer protection and similar matters. Also, our non-bank subsidiaries are subject to other laws and regulations of the federal government and the various states in which they are authorized to do business.

On January 30, 2009, we issued preferred stock to the U.S. Treasury equal to $243.8 million and a warrant to purchase 1,290,026 shares of our common stock at an exercise price of $28.35 per share as part of our participation in the CPP. Accordingly, we became subject to the provisions of the CPP, which include limitations on executive compensation and restrictions on our ability to redeem or repurchase our capital stock and pay dividends. The U.S. Treasury also may unilaterally amend any provision of the CPP to comply with changes in applicable federal statutes. Additionally, as a CPP participant, we became subject to the American Recovery and Reinvestment Act of 2009, which imposed further standards for executive compensation as well as with respect to corporate governance. See “Risk factors—Our participation in the U.S. Treasury’s Capital Purchase Program subjects us to certain restrictions” and “—We cannot predict the impact on us of recently enacted or future legislation, in particular the Emergency Economic Stabilization Act of 2008, the American Recovery and Reinvestment Act of 2009, and their implementing regulations and other regulatory actions.”

Capitalization

The following table sets forth our consolidated capitalization as of March 31, 2009 and as adjusted to give effect to the 11,600,000 shares of common stock offered under this prospectus supplement.

The following unaudited data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference into this prospectus supplement from our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2008, and our Quarterly Report on Form 10-Q for the period ended March 31, 2009, as well as financial information in the other documents incorporated by reference into this prospectus supplement.

	March 31, 2009
(Dollars in thousands, except share data and ratios)	Actual	As Adjusted

Long-term debt:(1)
Federal Home Loan Bank advances	$346,000	$346,000
Subordinated note payable	120,000	120,000
Long-Term debt(2)	244,793	244,793

Total long-term debt	$710,793	$710,793

Stockholders’ equity:(3)
Preferred stock, no par value; 1 million shares authorized, Series A, 1,951.037 shares issued and outstanding	$58,070	$58,070
Series B, $1,000 liquidation; 243,815 shares issued and outstanding	236,476	236,476
Common stock, no par value ($1.00 stated value); authorized: 89.0 million shares; issued: 34,180,000 shares; outstanding: 33,702,000 shares(4)	32,543	44,143
Treasury stock; 478,000 shares	(17,338)	(17,338)
Additional paid-in-capital	495,811	696,346
Retained earnings	26,875	26,875
Accumulated other comprehensive income	33,698	33,698
Noncontrolling interests	93	93
Total stockholders’ equity	$866,228	$1,078,363

Total capitalization(5)	$1,577,021	$1,789,156

Book value per share	$16.96	$17.30
Capital ratios:
Total risk-based capital ratio	12.63%	14.83%
Tier 1 risk-based capital ratio	10.13	12.34
Tier 1 leverage ratio	9.79	11.92

(1)	The Company does not consider FHLB advances with a remaining maturity of one year or less, borrowings from the Federal Reserve Bank of Chicago’s discount window, federal funds purchased and demand repurchase agreements as long-term debt. As of March 31, 2009, $2.8 million aggregate principal amount of our 3 5/8% Contingent Convertible Senior Notes due 2027 remained outstanding. This debt is classified as short-term borrowings as the notes may be redeemed or called for cash on or after March 20, 2009. On May 1, 2009, all outstanding notes were redeemed for cash at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest.

(2)	Junior subordinated deferrable interest debentures held by trusts that issued guaranteed capital debt securities.

(3)	In the event we complete one or more “qualified equity offerings,” including this Offering, on or prior to December 31, 2009, that result in our receiving aggregate gross proceeds of at least $243,815,000, the number of shares of our common stock underlying the portion of the warrant then held by the U.S. Treasury will be reduced by one-half to 645,013 shares from the 1,290,026 shares of common stock originally covered by the warrant. In such event, we believe there will be no effect on our consolidated financial statements.

(4)	As of March 31, 2009, there were (i) 5,562,921 shares of our common stock reserved for issuance upon the exercise of currently outstanding options with a weighted average price of $29.42; (ii) 3,731,361 shares available for future issuance under our incentive compensation plan; (iii) 32,917 shares reserved for issuance under our deferred compensation plan; (iv) 1,951,037 shares of our common stock reserved for issuance upon conversion of outstanding Series A Junior Nonvoting Preferred Stock; and (v) 1,290,026 shares reserved for issuance upon exercise of a warrant held by the U.S. Treasury at an exercise price of $28.35 per share. This table assumes (a) no exercise by the underwriters of their option to purchase up to 1,740,000 additional shares of common stock to cover over-allotments, if any, and (b) no conversion of GTCR’s preferred stock to non-voting common stock as further discussed under “The offering.” GTCR has elected to waive the exercise of its existing preemptive rights with respect to this offering.

(5)	Includes total stockholders’ equity and long-term debt.

Description of common stock

Effective May 23, 2008, following approval by our stockholders, our authorized common stock increased to 89,000,000 shares from 39,000,000 shares. See “Description of capital stock—Common stock” on page 3 of the accompanying prospectus for additional information regarding our common stock.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. is acting as book running manager of the offering and as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares

J.P. Morgan Securities Inc.	6,960,000
Robert W. Baird & Co. Incorporated	1,160,000
William Blair & Company, L.L.C.	1,160,000
Keefe, Bruyette & Woods, Inc.	1,160,000
SunTrust Robinson Humphrey, Inc.	1,160,000

Total	11,600,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.57750 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,740,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $0.9625 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without	With full
	over-allotment	over-allotment
	exercise	exercise

Per Share	$0.9625	$0.9625
Total	$11,165,000	$12,839,750

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $750,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Exceptions included in the lock-up agreements will (1) permit us, among other things and subject to restrictions, to: (a) issue shares of common stock or options to purchase common stock pursuant to existing employee benefit plans or any non-employee director stock plan or dividend reinvestment plan, (b) issue common stock upon the exercise of any previously granted and outstanding options or warrants or the conversion of any outstanding security, and (c) issue shares of a new class of our non-voting common stock in exchange for outstanding shares of our Series A Junior Non-Voting Preferred Stock as discussed under “The offering,” and (2) permit Ralph B. Mandell, the Chairman of our Board of Directors, to continue to make sales of shares of common stock beneficially owned by him pursuant to his previously publicly disclosed written sales plan, intended to comply with Rule 10b5-1(c) under the Exchange Act, under which Mr. Mandell may sell up to 125,000 shares between March 20, 2009 and February 19, 2010. J.P. Morgan Securities Inc. has no present arrangement or understanding to waive the lock-up provisions, and will consider any such waiver on a case-by-case basis.

In addition, the shares of common stock and Series A preferred stock convertible into our common stock issued in our December 2007 private placement are subject to a two-year lock-up agreement, subject to certain exceptions, which we have agreed not to waive.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “PVTB.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on The NASDAQ Global Select Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The NASDAQ Global Select Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In relation to the United Kingdom, this prospectus is directed only at persons (“relevant persons”) who (i) fall within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, (ii) fall within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated. This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons. Recipients of this prospectus are not permitted to transmit it to any other person. The securities are not being offered to the public in the United Kingdom.

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer of securities described in this prospectus may not be made to the public in that

Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with Directive 2003/71/EC (the “EU Prospectus Directive”), except that it may make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities,

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts,

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running manger for any such offer, or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the EU Prospectus Directive;

provided that no such offer of securities shall result in a requirement for the publication by the Issuer of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State, by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Baird Financial Corporation (the parent of Robert W. Baird & Co. Incorporated) currently owns 672,466 shares of our common stock. Further, Baird has various business relationships with us, including our participation in a loan syndicate with respect to credit facilities provided to Baird. In addition, Baird automatically deposits clients’ free credit balances into an insured interest-bearing account at PrivateBank and receives a fee from us based on the aggregate amount of those deposits. SunTrust Bank (an affiliate of SunTrust Robinson Humphrey) serves as administrative agent and lender in connection with our credit facility (which consists of a $20 million revolving loan and a $120 million subordinated term loan).

Legal matters

The validity of the common stock will be passed upon for us by Vedder Price P.C., Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Katten Muchin Rosenman LLP, Chicago, Illinois.

Experts

Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited consolidated interim financial information for the three-month periods ended March 31, 2009 and March 31, 2008 incorporated by reference in this prospectus supplement, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 8, 2009, included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because each report is not a “report” or a “part” of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Securities Act.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or “SEC.” Our SEC filings are available to the public from the SEC’s web site at http://www.sec.gov. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available on our web site at www.pvtb.com, and at the office of The Nasdaq Stock Market. For further information on obtaining copies of our public filings at The Nasdaq Stock Market, you should call 212-656-5060.

Incorporation of documents by reference

The SEC allows us to incorporate by reference information into this prospectus supplement. This means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this prospectus supplement, except for any information superseded by information in this prospectus supplement. This prospectus supplement incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2008, as amended (File No. 0-25887);

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (File No. 0-25887);

•	our Current Reports on Form 8-K filed with the SEC on January 26, 2009 (other than with respect to information furnished therewith), February 3, 2009, February 9, 2009, February 26, 2009, March 5, 2009 (other than with respect to information furnished under Item 7.01), March 23, 2009, April 27, 2009 (other than with respect to information furnished therewith) and May 12, 2009 (File Nos. 0-25887); and

•	the description of our common stock contained in the Registration Statement on Form 8-A, as amended, dated April 27, 1999 (File No. 0-25887).

We also incorporate by reference any filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of any offering covered by this prospectus supplement and the accompanying prospectus.

We have also filed a registration statement (No. 333-150767) with the SEC relating to the securities offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement is part of the registration statement. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC. The registration statement may contain additional information that may be important to you.

Any statement contained in a document incorporated by reference in this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement or the accompanying prospectus to the extent that a statement contained in this prospectus supplement or the accompanying prospectus, or in any other document filed later that is also incorporated in this prospectus supplement by reference, modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus supplement and the accompanying prospectus except as so modified or superseded. The information relating to us contained in this prospectus supplement and the accompanying prospectus should be read together with the information contained in any other applicable prospectus or supplement and in the documents incorporated by reference in this prospectus supplement and any other prospectus or supplement.

We will provide, without charge to each person, including any beneficial owner, to whom this prospectus supplement and the accompanying prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus supplement and the accompanying prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Christopher J. Zinski, Esq., General Counsel, at 120 South LaSalle Street, Chicago, Illinois 60603, (312) 564-2000.

Prospectus

Debt securities
Junior subordinated debt securities
Preferred stock
Common stock
Purchase contracts
Units
Warrants
Depositary shares
Guarantees

PrivateBancorp Capital Trust IV

Trust preferred securities

We may offer and sell from time to time in one or more offerings the securities listed above, and PrivateBancorp Capital Trust IV may offer and sell from time to time in one or more offerings trust preferred securities. In addition, certain selling securityholders may offer and sell from time to time our securities that they own. We will provide the specific terms of the securities to be offered in supplements to this prospectus and will identify, if applicable, any selling securityholders. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Our common stock is listed on the Nasdaq Global Select Market under the trading symbol “PVTB.”

Investing in our securities involves risks. See the section entitled “Risk factors” contained in the applicable prospectus supplement.

These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state or foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 9, 2008.

About this prospectus

This prospectus is part of a registration statement that we and PrivateBancorp Capital Trust IV filed with the Securities and Exchange Commission (the “SEC”) under which we or any selling securityholder identified in the future may sell securities in one or more offerings, and PrivateBancorp Capital Trust IV may sell trust preferred securities (which may be guaranteed by us) in one or more offerings to the public. Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where you can find more information.”

The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about PrivateBancorp, Inc., PrivateBancorp Capital Trust IV and the securities offered under this prospectus. That registration statement can be read at the Securities and Exchange Commission’s Internet site at www.sec.gov, or at its offices mentioned under the heading “Where You Can Find More Information.”

As used in this prospectus, the terms “PrivateBancorp,” “PrivateBank,” “we,” “our,” and “us” refer to PrivateBancorp, Inc. and our consolidated subsidiaries, unless the context indicates otherwise, and the term “the trust” refers to PrivateBancorp Capital Trust IV, a Delaware statutory trust and issuer of trust preferred securities.

This prospectus includes our trademarks and other tradenames identified herein. All other trademarks and tradenames appearing in this prospectus are the property of their respective holders.

You should rely only on the information contained in this prospectus and the applicable prospectus supplement or incorporated by reference in this prospectus and in any applicable prospectus supplement. We have not authorized anyone to provide you with information that is different. This prospectus and any applicable prospectus supplement may only be used where it is legal to sell these securities. The information in this prospectus and in any applicable prospectus supplement may only be accurate on the date of this document.

i

Cautionary statement regarding forward-looking statements

Certain statements contained in this prospectus, any related prospectus supplement and in information incorporated by reference into this prospectus and any related prospectus supplement that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify these statements from our use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. These forward-looking statements include statements relating to our projected growth, anticipated future financial performance, and management’s long-term performance goals, as well as statements relating to the anticipated effects on results of operations and financial condition from expected developments or events and our business and growth strategies, including anticipated internal growth and plans to open new offices, and to pursue additional potential development or acquisition of banks, wealth management entities, or fee-related businesses.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, and could be affected by many factors including, among other things, changes in general economic and business conditions and the risks and other factors set forth in the “Risk Factors” section of the related prospectus supplement, and in the documents that are incorporated by reference into this prospectus and the related prospectus supplement. Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. We are not undertaking an obligation to update these forward-looking statements, even though our situation may change in the future, except as required under federal securities law. We qualify all of our forward-looking statements by these cautionary statements.

PrivateBancorp, Inc.

PrivateBancorp, Inc., through our PrivateBank subsidiaries, provides distinctive, highly personalized financial services to a growing array of successful middle market privately held and public businesses, affluent individuals, wealthy families, professionals, entrepreneurs and real estate investors. The PrivateBank uses a banking model to develop lifetime relationship with its clients. Through a growing team of highly qualified managing directors, The PrivateBank delivers a sophisticated suite of tailored credit and non-credit solutions, including lending, treasury management, investment products, capital markets products and wealth management and trust services, to meet its clients’ commercial and personal needs. Since its inception in 1989, The PrivateBank has expanded into multiple geographic markets in the Midwest and Southeastern United States through the creation of new banks and banking offices and the acquisition of existing banks. In the fourth quarter of 2007, we announced the implementation of our new Strategic Growth Plan (the “Plan”), designed to take advantage of the disruption in the Chicago middle market commercial banking market caused by the announcement of the sale of LaSalle Bank, N.A. to Bank of America, N.A., and, as a result, seize an opportunity to expand our lines of business, product offerings and reach within our current markets as well as in select new markets. As a part of implementing the Plan, we recruited our new CEO and President, Larry D.

Richman, and hired a significant number of talented, experienced middle market commercial bankers and other personnel, thereby substantially increasing the size and scope of our organization. As of March 31, 2008, we had 22 offices located in the Atlanta, Chicago, Cleveland, Denver, Des Moines, Detroit, Kansas City, Milwaukee, Minneapolis, and St. Louis metropolitan areas. As of March 31, 2008, we had consolidated total assets of $6.0 billion, deposits of $5.0 billion and stockholders’ equity of $493.2 million.

Our principal executive offices are located at 70 West Madison, Suite 900, Chicago, Illinois 60602, and our telephone number is (312) 683-7100. We maintain a website located at www.pvtb.com.

Information contained or referenced on our website is not incorporated by reference into and does not form a part of this prospectus or any accompanying prospectus supplement.

Use of proceeds

Except as specified in any prospectus supplement that accompanies this prospectus, the net proceeds from the sale of securities to which this prospectus relates will be used for working capital and other general corporate purposes. Unless otherwise specified in the applicable prospectus supplement, we will not receive any proceeds from the sale of securities by any selling securityholders.

Ratio of earnings to fixed charges

The following table shows the ratio of earnings to fixed charges for PrivateBancorp, which includes our subsidiaries, on a consolidated basis. The ratio of earnings to fixed charges has been computed by dividing:

•	net income plus all applicable income taxes plus fixed charges, by

•	fixed charges.

Fixed charges represent interest expense, either including or excluding interest on deposits as set forth below, and the portion of net rental expense deemed to be equivalent to interest on long-term debt. Interest expense, other than on deposits, includes interest on long-term debt, FHLB advances, federal funds purchased and securities sold under agreements to repurchase, mortgages, commercial paper and other funds borrowed.

	Three months ended	Year ended December 31,
	March 31, 2008	2007		2006		2005		2004		2003

Ratio of earnings to fixed charges
Including interest on deposits	*	1.08	x	1.39	x	1.57	x	1.88	x	1.80x
Excluding interest on deposits	*	1.57	x	4.12	x	3.62	x	5.07	x	4.78x

*	The earnings for the three months ended March 31, 2008 were inadequate to cover total fixed charges. The coverage deficiency for the period was $15.3 million.

Selling securityholders

If securities covered by this prospectus are to be offered and sold by selling securityholders, the applicable prospectus supplement will name the selling securityholders, the amount and type of securities being offered, and any other material terms we are required to disclose regarding the offering and the securities being sold by each selling securityholder.

Description of capital stock

The following description of our capital stock does not purport to be complete and is qualified, in all respects, to applicable Delaware law and provisions of our amended and restated certificate of incorporation, as amended, our amended and restated by-laws and the certificate of designations of our Series A Junior Nonvoting Preferred Stock. These documents are incorporated by reference in this prospectus. See “Where you can find more information.”

Common stock

We are authorized to issue 39,000,000 shares of common stock, without par value, of which 28,310,760 shares were outstanding on March 31, 2008. As of March 31, 2008, 3,921,688 shares of our common stock were reserved for issuance upon the exercise or settlement of outstanding equity-based awards and 1,428,074 shares were reserved for issuance upon conversion of our outstanding Series A Junior Nonvoting Preferred Stock. In addition, to the extent our stock price exceeds $45.05 per share, we may be required to issue additional shares of our common stock in the event any of our 3 5/8% Contingent Convertible Senior Notes due 2027 are converted into shares of our common stock. Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

Dividends.  The holders of our common stock are entitled to receive and share equally in such dividends, if any, declared by our board of directors out of funds legally available therefor. We may pay dividends if, as and when declared by our board of directors. The payment of dividends is subject to limitations imposed by the Delaware General Corporation Law, or DGCL, and applicable banking laws and regulations. If we issue additional series of preferred stock in the future, the holders thereof may have a priority over the holders of the common stock with respect to dividends. No dividends shall be paid or declared on any particular series of preferred stock unless dividends shall be paid or declared pro rata on all outstanding shares of preferred stock in each other series which ranks equally as to dividends with such particular series.

Voting Rights.  The holders of our common stock possess voting rights in us. Stockholders elect our board of directors and act on such other matters as are required to be presented to them under the DGCL, requirements of the Nasdaq Stock Market or our amended and restated certificate of incorporation, or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share on all matters to be voted upon by our stockholders and does not have any right to cumulate votes in the election of directors or otherwise. Accordingly, holders of more than 50% of the outstanding shares of our common stock are able to elect all of the directors to be elected each year. Certain matters require a two-thirds stockholder vote under our amended and restated certificate of incorporation.

Liquidation.  In the event of our liquidation or dissolution, the holders of shares of common stock are entitled to share ratably in any of our assets retained after payment in full to creditors and, if any preferred stock is then issued and outstanding, after payment to holders of such preferred stock but only to the extent of any liquidation preference. Holders of our outstanding Series A Junior Nonvoting Preferred Stock currently have, and if additional series of preferred stock are issued, the holders thereof may have, a priority over the holders of our common stock in the event of any liquidation or dissolution.

Preemptive Rights and Redemption.  Under our amended and restated certificate of incorporation, the terms of our common stock do not entitle holders to preemptive rights with respect to any shares that we may issue in the future, and our common stock is not subject to mandatory redemption by us. However, certain affiliates of GTCR Golder Rauner II, L.L.C., or GTCR, that hold shares of our common stock are contractually entitled to preemptive rights in certain circumstances. See “Series A Junior Nonvoting Preferred Stock — Preemptive Rights.”

Undesignated preferred stock

Our board of directors is authorized, pursuant to our amended and restated certificate of incorporation, to issue up to 1,000,000 shares of preferred stock, without par value, in one or more series with respect to which our board of directors, without stockholder approval, may determine voting, conversion and other rights, which could adversely affect the rights of the holders of our common stock. Except for 1,428.074 shares of preferred stock designated Series A Junior Nonvoting Preferred Stock outstanding as of March 31, 2008, no shares of our authorized preferred stock are issued or outstanding. Other than the holders of our Series A Junior Nonvoting Preferred Stock with respect to such shares of Series A Junior Nonvoting Preferred Stock, stockholders do not have preemptive rights to subscribe for shares of preferred stock. See “Series A Junior Nonvoting Preferred Stock” for a description of these securities.

The rights of the holders of our common stock would generally be subject to the prior rights of the preferred stock that may be issued in the future with respect to dividends, liquidation preferences and other matters. The dividend rights, dividend rates, conversion rights, conversion prices, voting rights, redemption rights and terms (including sinking fund provisions, if any), the redemption price or prices and the liquidation preferences of any future series of the authorized preferred stock and the numbers of such shares of preferred stock in each series will be established by our board of directors as such shares are to be issued. It is not possible to state the actual effect of currently undesignated preferred stock on the rights of holders of common stock until the board of directors determines the rights of the holders of a series of the preferred stock. However, such effects might include (i) restrictions on our ability to pay dividends on our common stock; (ii) dilution of the voting power of our common stock to the extent that the preferred stock were given voting rights; (iii) dilution of the equity interest and voting power of our common stock if the preferred stock were convertible into common stock; and (iv) restrictions upon any distribution of assets to the holders of common stock upon liquidation or dissolution until the satisfaction of any liquidation preference granted to holders of the preferred stock.

Furthermore, our board of directors could direct us to issue, in one or more transactions, shares of preferred stock or additional shares of common stock or rights to purchase such shares (subject to the limits imposed by applicable laws and the rules of any stock exchange to the extent that such rules are or may become applicable to, or may be observed by, us) in amounts which could make more difficult and, therefore, less likely, a takeover, proxy contest, change in our management or any other extraordinary corporate transaction which might be opposed by the incumbent board of directors. Any issuance of preferred stock or of common stock could have the effect of diluting the earnings per share, book value per share and voting power of common stock held by our stockholders.

Should we undertake a public offering of one or more new series of preferred stock, a description specific to that series of preferred stock will be set forth in the applicable prospectus supplement.

Series A junior nonvoting preferred stock

We have designated 1,428.074 shares of our preferred stock as “Series A Junior Nonvoting Preferred Stock,” which we refer to herein as our “Series A Stock,” all of which were outstanding as of March 31, 2008. Each share of our Series A Stock has the same relative rights as, and is identical in all respects with, each other share of Series A Stock.

Dividends.  The holders of our Series A Stock are entitled to receive and share equally in such cash dividends, if any, declared by our board of directors in respect of our common stock based on the number of shares into which the Series A Junior Nonvoting Preferred Stock is convertible from funds legally available therefor.

Voting Rights.  The holders of our Series A Stock are not entitled to vote on any matter except as may be required by law. Any amendment or modification of the certificate of designations establishing the Series A Stock requires the prior written consent of the holders of a majority of the Series A Stock.

Conversion.  Holders of our Series A Stock may convert their shares into common stock if (i) it is permitted under applicable federal banking laws and regulations or (ii) the holder is transferring the holders’ shares of Series A Stock (or common stock issued upon conversion of Series A Stock) in connection with a “Widely Dispersed Offering.” The term “Widely Dispersed Offering” means (a) a widely distributed public offering, (b) a public offering, private placement or other sale in which no one party acquires the right to purchase in excess of 2% of our voting shares, (c) in the case of shares of Series A Stock held by certain affiliates of GTCR, distributions to such holder’s partners and their affiliates, or (d) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely distributed public offering on the holder’s behalf. Subject to the foregoing restrictions as well as adjustments to account for stock splits, stock combinations and dividends payable in common stock, if any, that may occur in the future, each share of Series A Stock is convertible into 1,000 shares of common stock.

Liquidation.  In the event of our liquidation or dissolution, the holders of our Series A Stock would be entitled to receive out of our assets available for distribution to our stockholders and before any payment to holders of any of our stock ranking junior to the Series A Stock, including our common stock, an amount per share equal to the greater of (a) $0.01 plus an amount equal to any declared but unpaid dividends on the Series A Stock, and (b) the amount that a holder of one share of Series A Stock would be entitled to receive if such share were converted into common stock immediately prior to our liquidation or dissolution plus any declared but unpaid dividends.

Preemptive Rights.  The terms of the Series A Stock do not provide for preemptive rights. However, so long as certain holders of our outstanding Series A Stock affiliated with GTCR collectively own five percent or more of our outstanding common stock (assuming conversion), they are entitled to preemptive rights with respect to any shares of common stock (or securities convertible into, exchangeable for or equivalent to common stock) that we may offer and issue in the future, other than generally for offerings and issuances under our equity benefit and compensation plans and in connection with certain strategic transactions, such as acquisitions.

Redemption.  Our Series A Stock is not subject to mandatory redemption.

Description of other securities

We will set forth in a prospectus supplement, as applicable, a description of our debt securities, which may include senior or subordinated debt securities, our junior subordinated debt securities, purchase contracts, units, warrants, depositary shares, and guarantees or any other security that we may offer under this prospectus.

Legal matters

Unless otherwise indicated in the applicable prospectus supplement, the validity of our securities will be passed upon for us by Vedder Price P.C., Chicago, Illinois, and Richards Layton & Finger, P.A., special counsel to the trust, will pass upon certain legal matters for the trust.

Experts

Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited consolidated interim financial information for the three-month periods ended March 31, 2008 and March 31, 2007, incorporated by reference in this prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 2, 2008, included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act.

Incorporation of documents by reference

The SEC allows us to incorporate by reference information into this prospectus. This means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this prospectus, except for any information superseded by information in this prospectus or the applicable prospectus supplement. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 0-25887);

•	our proxy statement in connection with our 2008 annual meeting of stockholders filed with the SEC on April 4, 2008 (except for the Compensation Committee Report and the Audit Committee Report contained therein);

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2008 (File No. 0-25887); and

•	our Current Reports on Form 8-K filed with the SEC on January 28, 2008, February 29, 2008, March 19, 2008, April 28, 2008 and May 1, 2008 (File Nos. 0-25887).

We also incorporate by reference any filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of any offering covered by this prospectus and any applicable prospectus supplement.

Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any applicable prospectus supplement, or in any other document filed later that is also incorporated in this prospectus or any applicable prospectus supplement by reference, modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus except as so modified or superseded. The information relating to us contained in this prospectus should be read together with the information contained in any prospectus supplement and in the documents incorporated in this prospectus and any prospectus supplement by reference.

We will provide, without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Dennis L. Klaeser, Chief Financial Officer, at 70 West Madison, Suite 900, Chicago, Illinois 60602, (312) 683-7100.

Where you can find more information

We have filed with the SEC a registration statement under the Securities Act of 1933 to which this prospectus relates. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and in the exhibits attached or incorporated by reference in the registration statement. For further information about us and our securities, you should refer to the registration statement and to any applicable supplement(s) to this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities. Our SEC filings are also available on our website at www.pvtb.com and at the office of the Nasdaq Stock Market. For further information on obtaining copies of our public filings at the Nasdaq Stock Market, you should call (212) 656-5060.

11,600,000 shares

Common stock

Prospectus supplement

J.P. Morgan

Sole Book-Running Manager

Robert W. Baird & Co.	William Blair & Company
Keefe, Bruyette & Woods	SunTrust Robinson Humphrey

May 13, 2009